Exhibit 2.3
October 19, 2005
Stuart F. Feiner, Esq.
Executive Vice President,
General Counsel and Secretary
Inco Limited
145 King Street West
Suite 1500
Toronto, ON, Canada M5H 4B7
Dear Stuart:
This is to confirm our agreement that effective the date hereof MacKenzie Partners, Inc. (“MacKenzie Partners”) has been engaged by Inco Limited (the “Company”) as Information Agent for all of the issued and outstanding common shares of Falconbridge Limited (the “Offer”). As Information Agent, MacKenzie Partners will perform customary services (the “Services”) for the Company, including distribution of the Offer materials to securityholders, providing information to securityholders from the materials, and providing such other advisory services as may be requested from time to time by the Company.
The Services shall continue until the expiration, termination or cancellation of the Offer. In consideration of the Services you agree to pay MacKenzie Partners the following:
1.	A retainer of $15,000 which will be applied toward a final fee that will be mutually agreed upon, plus out of pocket expenses. In the event you request us to provide additional services not contemplated by this agreement, you agree to pay us an additional amount, if any, to be mutually agreed upon based on such additional services provided, payable upon expiration, termination or cancellation of the offer.

2.	MacKenzie Partners’ reasonable out-of-pocket expenses which shall include but not be limited to: telephone and telecopier charges; copying costs; messenger services; financial advertising; electronic news distribution; news wire service charges; transportation, meals and lodging; data processing; and mailing, postage and courier costs.
You agree that information and data which you furnish to us, whether written, oral or pictorial will be true, accurate and complete to the best of the Company’s knowledge and in all material respects and we are authorized to rely upon it, as well as any information or data received from third parties with your permission and on your behalf as, to the best of the Company’s knowledge, true, accurate and complete in all material respects. You agree to review carefully any materials which we prepare for you and furnish to you pursuant to this Agreement and to promptly advise if in your reasonable opinion these materials are materially false, inaccurate or incomplete.

Inco Limited
October 19, 2005
Page Two

You agree to indemnify and hold us and our employees harmless against any losses, claims, damages, liabilities or expenses (including, without limitation, legal and other related fees and expenses) to which we may become subject arising from or in connection with the Services or matters which are the subject of this Agreement; provided, however, that you shall not be liable under this sentence in respect of any loss, claim, damage, liability or expense which was the result of our willful misfeasance or bad faith. The Company will not be liable under this indemnity unless we give you prompt written notice of any related claim or action brought against us. At your election, you may assume the defense of any such claim or action. The provisions of this paragraph shall indefinitely survive the period of this Agreement.
Subject to the terms of the Confidentiality Agreement between us as of the date being, we will hold in confidence and will not use nor disclose to third parties information we receive from you or your agents or information developed by MacKenzie Partners based upon such information we receive, except for information which was public at the time of disclosure or becomes part of the public domain without disclosure by us or information which we learn from a third party which does not have an obligation of confidentiality to you.
This Agreement shall be interpreted according to and governed by the laws of the State of New York and each of us consents to the exclusive jurisdiction of the courts of such State.
Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.
Sincerely yours,

Agreed to as of the date
first written above.

MacKenzie Partners, Inc.		Inco Limited

By:	/s/ Lawrence E. Dennedy	By:	/s/ Stuart F. Feiner

Lawrence E. Dennedy		Stuart F. Feiner
Executive Vice President		Executive Vice President, General Counsel and Secretary

CONFIDENTIALITY AGREEMENT
October 19, 2005
STRICTLY CONFIDENTIAL
Mr. Lawrence Dennedy
Senior Vice-President
MacKenzie Partners, Inc.
156 Fifth Avenue
New York, New York 10010
U.S.A.
Dear Larry:
      In connection with the retention of MacKenzie Partners, Inc. and its affiliates (“MacKenzie”), pursuant to the terms of the letter agreement effective as of the date hereof between Inco Limited and MacKenzie (“Engagement Letter”) whereby MacKenzie will act as Information Agent in connection with our offer to purchase all of the common shares of Falconbridge Limited and any related services to Inco Limited (the “Assignment”), Inco Limited and one or more of its subsidiaries and affiliates (“Inco”) has provided, and will provide, to MacKenzie certain confidential, non-public information relating to, among other areas, its business, operations, properties, assets, financial condition, prospects and strategies. All such information (whether written, electronic, digital, oral or visual) (i) furnished in connection with the Assignment (whether before or after the date hereof) by Inco or any of Inco’s Representatives (as defined in Section 5 below) to MacKenzie or any of MacKenzie’s directors, officers, employees, affiliates, representatives or agents (collectively, “MacKenzie’s Representatives”) or (ii) acquired in connection with the Assignment by MacKenzie or MacKenzie’s Representatives through any inspection of properties, site visits or otherwise and (iii) all analyses, compilations, forecasts, studies or other documents prepared by MacKenzie or MacKenzie’s Representatives in connection with the Assignment which are derived from, contain or reflect any such information, or are otherwise generated from such information, referred to in (i) or (ii) is hereinafter referred to as the “Information”. The term Information will not, however, include information which (a) is or becomes publicly available other than as a result of a disclosure by MacKenzie, (b) is or becomes available to MacKenzie on a non-confidential basis from a source (other than Inco or Inco’s Representatives) which, to the best of MacKenzie’s knowledge after reasonable inquiry, is not prohibited from disclosing such information to MacKenzie by a legal, contractual or fiduciary obligation to us, (c) prior to delivery of such information to MacKenzie, was already in MacKenzie’s possession or (d) was or is independently developed by MacKenzie or at its direction without violating MacKenzie’s obligations hereunder.
Accordingly, the parties hereby agree that:

Section 1.
MacKenzie and MacKenzie’s Representatives (i) will keep the Information confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with Section 3 below), without our prior written consent, disclose any Information in any manner whatsoever, and (ii) will not use any Information other than in connection with the Assignment; provided, however, that you may reveal the Information to MacKenzie’s Representatives (a) who need to know the Information for the purpose of the Assignment on MacKenzie’s behalf, (b) who are informed by MacKenzie of the confidential nature of the Information and (c) who agree to act in accordance with the terms of this letter agreement. MacKenzie will cause MacKenzie’s Representatives to observe the terms of this letter agreement, and MacKenzie will be responsible for any breach of this letter agreement by any of MacKenzie’s Representatives.

Section 2.
MacKenzie and MacKenzie’s Representatives will not (except as required by applicable law, regulation or legal process, and only after compliance with Section 3 below), without our prior written consent, disclose to any person or party the fact that the Information exists or has been made available, that MacKenzie has been retained for this Assignment or any term, condition or other fact relating to the Assignment or that any discussions are being held between Inco or any of Inco’s Representatives and MacKenzie or any of MacKenzie’s Representatives relating to the Assignment, including, without limitation, the status of the Assignment, provided that, MacKenzie may, at any time after any specific action or transaction covered by the Assignment is made pubic by Inco, in accordance with applicable securities laws and regulations, make public by way of a tombstone or similar advertisement that it had been retained by Inco to act as an advisor in connection with such action or transaction and in such other capacity as Inco and MacKenzie may agree, so long as Inco has had a reasonable opportunity to review and comment on such advertisement prior to its publication.

Section 3.
In the event that MacKenzie or any of MacKenzie’s Representatives are required pursuant to applicable law, regulation or legal process to disclose any of the Information, MacKenzie will notify Inco promptly so that Inco may seek a protective order or other appropriate remedy or, in its sole discretion, waive compliance with the terms of this letter agreement. In the event that no such protective order or other remedy is obtained, or that Inco does not waive compliance with the terms of this letter agreement, MacKenzie will furnish only that portion of the Information which it is advised by legal counsel it is legally required to furnish and will reasonably cooperate, to the extent legally permitted to do so, with Inco’s efforts to obtain reliable assurance that confidential treatment will be accorded the Information so furnished.

Section 4.
MacKenzie will, upon completion or termination of the Assignment, at Inco’s request, promptly delete or erase all Information stored or recorded in any electronic or other device or system utilized by MacKenzie or any of MacKenzie’s Representatives and confirm such deletion or erasure to Inco in writing, and, at Inco’s request, also promptly destroy copies of all written Information in MacKenzie’s or Mackenzie’s Representatives’ possession and so confirm such destruction. Any oral or visual Information will continue to be subject to the terms of this letter agreement and Inco agrees that MacKenzie may retain one copy of its final work product for its records so long as such work product will also continue to be subject to the terms hereof.

Section 5.
MacKenzie is aware, and will advise MacKenzie’s Representatives who are informed of the matters that are subject of this letter agreement, of the restrictions imposed by the United States and Canadian securities laws (federal, provincial and state) on the purchase or sale of securities by any person or party who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person or party where it is reasonably foreseeable that such other person or party is likely to purchase or sell such securities in reliance upon such information.

Section 6.
MacKenzie acknowledge that remedies at law may be inadequate to protect Inco against any actual or threatened breach of this letter agreement by MacKenzie or any of MacKenzie’s Representatives, and, without prejudice to any other rights and remedies otherwise available to Inco, MacKenzie agrees that Inco may seek injunctive relief in its favour in respect of any such breach.

Section 7.
Inco recognizes and confirms that MacKenzie, in acting pursuant to the Assignment, will be using information in reports and other information provided by others, including, without limitation, information provided by or on behalf of Inco, and that MacKenzie does not assume responsibility for and may rely, without independent verification, on the accuracy and completeness of any such reports and information.

Section 8.
MacKenzie agrees that no failure or delay by us in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

Section 9.
This letter will be governed by and construed in accordance with the laws of the State of New York applicable to contracts between residents of that State and executed in and to be performed in the State of New York.

Section 10.
This letter agreement contains the entire agreement between MacKenzie and Inco concerning the confidentiality of the Information, and no modifications of this letter agreement or waiver of any of the terms and conditions hereof will be binding upon MacKenzie or Inco, unless approved in writing by each of MacKenzie and Inco.

Section 11.	This letter agreement shall remain in full force and effect until three years from the date hereof.

Section 12.
If any provision of this letter agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this agreement but shall be confined in its operation to the provision of this letter agreement directly involved in the controversy in which such judgment shall have been rendered.

Section 13.
This letter agreement may be executed in any number of counterparts, whether signed originally or reproduced by facsimile, each of which shall be deemed to be an original, and all of which shall constitute one and the same instrument.

     Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

Very truly yours,

INCO LIMITED

By:	/s/ Stuart F. Feiner

Name:	Stuart F. Feiner

Title:	Executive Vice President

Accepted and Agreed as of the date
of this letter as first written above:
MACKENZIE PARTNERS, INC.
(ON BEHALF OF ITSELF AND ITS AFFILIATES)

By:	/s/ Lawrence E. Dennedy

Name:	Lawrence E. Dennedy

Title:	Executive Vice President